Contact

www.linkedin.com/in/craig-
colbath-16031416 (LinkedIn)

Top Skills

Series 7

Series 63

Wealth Management

Certifications

Chartered Retirement Planning
Counselor

Craig Colbath

Chief Operating Officer at Pasadena Private Financial Group, LLC
Pasadena, California, United States

Experience

Pasadena Private Financial Group
Chief Operating Officer at Pasadena Private Financial Group
January 2019 - Present (5 years 2 months)
Pasadena, California, United States

The Colbath Consulting Group
Principal
March 2016 - December 2019 (3 years 10 months)
Pasadena, CA

Singpoli Financial Services, LLC
Managing Director
July 2016 - January 2019 (2 years 7 months)
Pasadena, CA

Merrill Lynch
21 years 9 months

Market Executive
January 2010 - December 2015 (6 years)
Pasadena, CA

As the Market Executive of the California Valley Market, I have the privilege of
leading a group of 200+ professionals who serve clients in the United States
and Asia. Our team includes over 140 Financial Advisors, sixty plus Client
Associates and Operational staff, eight Producing Managers, and seven
Service and Risk Managers.

In addition to my responsibilities as a Merrill Lynch Market Executive, I
work closely with my counterparts at Bank of America N.A. to bring the
entire enterprise to benefit our clients. I am a member of the San Gabriel
Valley Regional Council for the Bank and also sit on the Market President's
Committee for the Los Angeles market.

Associate Director
August 2007 - January 2010 (2 years 6 months)
Princeton, NJ

Senior Resident Manager
May 1998 - July 2007 (9 years 3 months)
Portland, ME

Financial Advisor
April 1994 - July 2007 (13 years 4 months)

Fnancial Advisor in Charge
April 1997 - May 1998 (1 year 2 months)
Potsmouth, NH

Colbath & Associates
Sales Manager
May 1983 - January 1994 (10 years 9 months)

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Education

University of Massachusetts at Amherst - Isenberg School of Management
Bachelors, Accounting · (1979 - 1982)

University of Massachusetts, Amherst
Minor, English · (1979 - 1982)